UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated February 22, 2023 announcing results for the quarter and year ended December 31, 2022
●	Fourth quarter and full year 2022 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Fourth Quarter and Record Full Year 2022 Financial Results

LONDON, February 22, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the fourth quarter and full year 2022.

Introducing 2023 adjusted EBITDA guidance of approximately $290 million

FINANCIAL HIGHLIGHTS

●	Record 2022 revenue of $2.6 billion, up 46% Y/Y
●	Record 2022 adjusted EBITDA of $860 million, up 380% Y/Y
●	Q4 adjusted EBITDA declined to $130 million, down 30% from Q3 and up 52% from Q4-21
●	Q4 adjusted EBITDA margins were strong at 29% versus 31% in the prior quarter and 15% in Q4-21
●	Q4 Adjusted EPS was $.42 versus $.64 in Q3 and $.19 in Q4-21
●	Net debt declined to a record low of $137 million, down from $194 million in Q3 and $397 in Q4-21
●	Total cash increased to $323 million, up from $237 million in Q3 and $116 million in Q4-21

BUSINESS HIGHLIGHTS

●	Good quarter performance in spite of low market liquidity and high customer destocking
●	Value creation plan has generated approximately $150 million of cost savings and an additional $40 million in commercial excellence on a run-rate basis, and is projected to increase to a total of $225 million by the end of 2023
●	Started production of high purity silicon used in batteries with limited volumes. Have begun to receive orders
●	Enhancing our global footprint with 22k tons of silicon metal capacity added in Selma, Alabama plant in 2022 and in the process of adding 55k tons at our plant in Polokwane, South Africa

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “2022 was a record year for Ferroglobe with revenue and adjusted EBITDA at the highest in the Company’s history.  Our strong performance was the result of strong prices and demand early in the year followed by a weaker environment in the second half, driven by sluggish activity in our end markets.  Our performance in 2022 was amplified by the improvements we have made to the business through our value creation plan.  The value creation plan has generated approximately $150 million of cost savings and an additional $40 million in commercial excellence on a run-rate basis, and is projected to increase to $225 million by the end of 2023.

“The prospects for Ferroglobe have never been stronger.  We have optimized the cost structure of the Company to enable us to outperform throughout the cycle.  In addition, we are well positioned to capitalize on several trends taking place in the market that will drive growth in the coming years.  We expect the battery market for electric vehicles and the solar market presents an extraordinary opportunity, driven by the need for high purity silicon.  The use of silicon in batteries is still in its early stages of development and we expect to see significant growth as this technology is perfected.  We are currently partnered with battery developers and have recently started production, albeit at low volumes.  Solar is another market that requires high purity silicon, which represents an enormous market that we expect to continue to capitalize on, particularly as the trend to onshoring gains momentum.

“In 2022, we added an additional 22k tons at our Selma, Alabama facility and are currently in the process of completing a 55k ton expansion at our Polokwane, South Africa plant.  These capacity additions required minimal investment and enabled us to expand our access to low-cost silicon metal, enhancing our flexible global footprint enabling us to move volume to optimize our cost of production.  During recent periods of extreme energy volatility, particularly in Europe, we were able to minimize our exposure by moving production from Spain and France to lower cost regions.  This flexibility enabled us to lower our costs and still service our customers.

“Given our insights into customer orders and end markets, we expect the first quarter to be down from Q4, but increase throughout the remainder of the year.  In an effort to provide more insight to investors, we are introducing adjusted EBITDA guidance for 2023, which we expect to be approximately $270 million to $300m,” concluded Dr. Levi.

Fourth Quarter and Full Year 2022 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Twelve Months Ended	Twelve Months Ended	%
$,000 (unaudited)	December 31, 2022	September 30, 2022	December 31, 2021	Q/Q	Y/Y	December 31, 2022	December 31, 2021	Y/Y

Sales	$448,625	$593,218	$569,771	(24%)	(21%)	$2,597,916	$1,778,908	46%
Raw materials and energy consumption for production	$(281,303)	$(285,210)	$(371,519)	(1%)	(24%)	$(1,276,817)	$(1,184,896)	8%
Operating profit (loss)	$55,800	$154,424	$55,888	(64%)	(0%)	$686,653	$31,386	2,088%
Operating margin	12.4%	26.0%	10%			26.4%	2%
Adjusted net income (loss) attributable to the parent	$78,864	$118,264	$37,035	(33%)	113%	$575,599	$(42,387)	NA
Adjusted diluted EPS	$0.42	$0.64	$0.19			$3.07	$(0.23)	NA
Adjusted EBITDA	$130,442	$185,293	$85,579	(30%)	52%	$860,008	$179,330	380%
Adjusted EBITDA margin	29.1%	31.2%	15.0%			33.1%	10.1%
Operating cash flow	$118,059	$54,822	$21,707	115%	444%	$405,018	$(1,341)	NA
Free cash flow[1]	$93,598	$40,345	$14,249	132%	557%	$343,335	$(25,189)	NA

Working Capital	$705,888	$717,283	$464,870	(2%)	52%	$705,888	$464,870	52%
Cash and Restricted Cash	$322,943	$236,789	$116,663	36%	177%	$322,943	$116,663	177%
Adjusted Gross Debt[2]	$459,620	$431,207	$513,794	7%	(11%)	$459,620	$513,794	(11%)
Equity	$771,143	$700,340	$320,031	10%	141%	$771,143	$320,031	141%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at December 31, 2022 September 30, 2022 & December 31, 2021

Sales

In the fourth quarter of 2022, Ferroglobe reported net sales of $448.6 million, a decrease of 24% over the prior quarter and a decrease of 21% over the year-ago period.  For the full year 2022, sales were $2.6 billion versus $1.8 billion in the prior year, an increase of 46%.  The decrease in our fourth quarter results is primarily attributable to lower volumes across our product portfolio, and lower pricing in our main products. The $145 million decrease in sales over the prior quarter was primarily driven by silicon metal, which accounted for $80 million of the decrease, silicon-based alloys, which accounted for $52 million and manganese-based alloys, which accounted for $7 million.  The increase in sales for the full year 2022 was driven by higher volumes and a significant increase in prices, particularly during the first half of the year.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $281.3 million in the fourth quarter of 2022 versus $285.2 million in the prior quarter, a decrease of 1%. As a percentage of sales, raw materials and energy consumption for production was 63% in the fourth quarter of 2022 versus 48% in the prior quarter. This variance was mainly due to higher energy costs, higher raw material costs and lower fixed cost absorption as a result of the decrease in production in France.  For full year 2022, raw materials and energy consumption for production was $1.3 billion, or 49% of sales, versus $1.2 billion, or 67% of sales.  The improvement in these costs as a percent of sales was driven by operating leverage as a result of higher pricing.

Net Income (Loss) Attributable to the Parent

In the fourth quarter of 2022, net profit attributable to the parent was $25.3 million, or $0.13 per diluted share, compared to a net profit attributable to the parent of $97.6 million, or $0.52 per diluted share in the third quarter.  For the full year 2022, net profit attributable to the parent was $459.5million, or $2.43 per diluted share, compared to negative $110.6 million, or negative $0.63.eps

Adjusted EBITDA

In the fourth quarter of 2022, Adjusted EBITDA was $130.4 million, or 29% of sales, a decrease of 30% compared to adjusted EBITDA of $185.3 million, or 31% of sales in the third quarter of 2022. The decrease in the fourth quarter of 2022 Adjusted EBITDA as a percentage of sales is primarily attributable to a decrease in sales volumes and prices.

For the full year 2022, Adjusted EBITDA was $860.1 million, or 33% of sales, compared to Adjusted EBITDA of $179.3 million, or 10% of sales, for the full year 2021.

Total Cash

The total cash balance was $322.9 million as of December 31, 2022, up $86.1 million from $236.8 million as of September 30, 2022.

During the fourth quarter of 2022, we generated positive operating cash flow of $118.1 million, had negative cash flow from investing activities of $24.5 million, and $7.7 million in negative cash flow from financing activities.

Total Working Capital

Total working capital was $705.9 million at December 31, 2022, decreasing from $717.3 million at September 30, 2022.  The $11.5 million decrease in working capital during the quarter was due primarily to a decrease in inventories.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Our balance sheet improved dramatically in the fourth quarter as we continued to reduce our net debt balance from $194 million in the third quarter to $137 million, an improvement of $57 million.  This improvement was a result of strong cash flow generation, aided by a reduction in working capital.  We expect the release working capital to continue in the first and second quarters of 2023 driving continued improvement to our balance sheet.

“We are targeting a positive net cash position in 2023.  As our balance sheet continues to improve, we are focused on optimizing our capital structure and how best to return money to our shareholders,” concluded Mrs. García-Cos.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	% Q/Q	December 31, 2021	% Y/Y	December 31, 2022	December 31, 2021	% Y/Y
Shipments in metric tons:	39,459	50,545	(21.9)%	63,681	(38.0)%	209,342	253,991	(17.6)%
Average selling price ($/MT):	4,655	5,220	(10.8)%	2,944	58.1%	5,332	2,511	112.3%

Silicon Metal Revenue ($,000)	183,682	263,845	(30.4)%	187,477	(2.0)%	1,116,212	637,695	75.0%
Silicon Metal Adj.EBITDA ($,000)	89,064	113,151	(21.3)%	32,501	174.0%	529,355	72,346	631.7%
Silicon Metal Adj.EBITDA Mgns	48.5%	42.9%		17.3%		47.4%	11.3%

Silicon metal revenue in the fourth quarter was $183.7 million, a decrease of 30.4% over the prior quarter.  The average realized selling price decreased by 10.8%, primarily due to a pricing market decline of 22% in the US and 8% in Europe. Total shipments decreased due to weak demand in chemicals and aluminum in Europe. Adjusted EBITDA for silicon metal decreased to $89.1 million during the fourth quarter, a decrease of 21.3% compared with $113.2 million for the prior quarter. EBITDA margin in the quarter improved mainly driven by the energy compensation in France.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	% Q/Q	December 31, 2021	% Y/Y	December 31, 2022	December 31, 2021	% Y/Y
Shipments in metric tons:	39,847	48,977	(18.6)%	60,078	(33.7)%	204,076	242,766	(15.9)%
Average selling price ($/MT):	3,182	3,655	(12.9)%	2,770	14.9%	3,694	2,058	79.5%

Silicon-based Alloys Revenue ($,000)	126,793	179,011	(29.2)%	166,439	(23.8)%	753,857	499,584	50.9%
Silicon-based Alloys Adj.EBITDA ($,000)	37,102	59,668	(37.8)%	51,174	(27.5)%	272,322	81,022	236.1%

Silicon-based Alloys Adj.EBITDA Mgns	29.3%	33.3%	30.7%	36.1%	16.2%

Silicon-based alloy revenue in the fourth quarter was $126.8 million, a decrease of 29.2% over the prior quarter. The average realized selling price decreased by 12.9%, due to a decline in demand for ferrosilicons linked to general industry declines in the steel sector. Total shipments of silicon-based alloys decreased 18.6%, driven by weak demand from steel manufacturers.  Adjusted EBITDA for the silicon-based alloys portfolio decreased to $37.1 million in the fourth quarter of 2022, a decrease of 37.8% compared with $59.7 million for the prior quarter. EBITDA margin decreased in the quarter mainly due to the decrease in sale prices driven by a reduction in the indexes.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	% Q/Q	December 31, 2021	% Y/Y	December 31, 2022	December 31, 2021	% Y/Y
Shipments in metric tons:	61,917	61,583	0.5%	97,053	(36.2)%	295,589	314,439	(6.0)%
Average selling price ($/MT):	1,466	1,584	(7.4)%	1,720	(14.8)%	1,778	1,492	19.2%

Manganese-based Alloys Revenue ($,000)	90,770	97,547	(6.9)%	166,953	(45.6)%	525,557	469,138	12.0%
Manganese-based Alloys Adj.EBITDA ($,000)	19,696	14,681	34.2%	28,620	(31.2)%	87,619	76,950	13.9%
Manganese-based Alloys Adj.EBITDA Mgns	21.7%	15.1%		17.1%		16.7%	16.4%

Manganese-based alloy revenue in the fourth quarter was $90.7 million, a decrease of 6.9% over the prior quarter. The average realized selling price decreased by 7.4% and total shipments increased 0.5%. Adjusted EBITDA for the manganese-based alloys portfolio increased to $19.7 million in the fourth quarter of 2022, an increase of 34.2% compared with $14.7 million for the prior quarter. EBITDA margin in the quarter improved mainly driven by the energy compensation in France.

Russia – Ukraine War

The ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States, United Kingdom and European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia. Sanctions imposed on coal and assimilated products such as anthracite and metallurgical coke have obliged Ferroglobe to redirect its sourcing of such products to other origins at a moment of strong market demand, leading to a temporary increase in raw materials prices. The uncertain supply and logistical conditions in Russia have also led Ferroglobe to diversify its sourcing of carbon electrodes. New sourcing was put in place in the previous quarter allowing Ferroglobe to ensure supply continuity to its operations worldwide while maintaining compliance with applicable sanctions.

Subsequent events

Reindus loan

On January 25, 2022, the Ministry opened a hearing regarding repayment of the loan. The company presented its allegations on February 15, 2022. On January 19, 2023, a new Resolution was signed by the Ministry terminating the reimbursement procedure initiated in January 2022.

On February 10, 2023, €16.3 million was repaid. A formal confirmation of the amortization calendar is expected to be received soon from the Ministry.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on February 23, 2023. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BI8d32353732624463a89c30a381b5df28
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/7ajafqyn

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Anis Barodawalla
Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Sales	$448,625	$593,218	$569,771	$2,597,916	$1,778,908
Raw materials and energy consumption for production	(281,303)	(285,210)	(371,519)	(1,276,817)	(1,184,896)
Other operating income	78,414	19,711	39,619	147,356	110,085
Staff costs	(75,891)	(75,689)	(72,068)	(314,270)	(280,917)
Other operating expense	(49,833)	(77,954)	(87,016)	(341,956)	(296,809)
Depreciation and amortization charges, operating allowances and write-downs	(20,547)	(19,719)	(24,549)	(81,559)	(97,328)
Impairment losess	(44,000)	—	501	(44,000)	137
Other gain (loss)	335	67	1,149	(17)	2,206
Operating profit (loss)	55,800	154,424	55,888	686,653	31,386
Net finance expense	(13,862)	(16,630)	(18,516)	(55,776)	(148,936)
Exchange differences	4,048	(1,770)	9,874	(9,997)	(2,386)
Profit (loss) before tax	45,986	136,024	47,246	620,880	(119,936)
Income tax benefit (loss)	(18,259)	(37,184)	2,789	(158,466)	4,562
Profit (loss) for the period	27,727	98,840	50,035	462,414	(115,374)
Profit (loss) attributable to non-controlling interest	(2,382)	(1,212)	1,412	(2,952)	4,750
Profit (loss) attributable to the parent	$25,345	$97,628	$51,447	$459,462	$(110,624)

EBITDA	$76,347	$174,143	$80,437	$768,212	$128,714
Adjusted EBITDA	$130,442	$185,293	$85,579	$860,008	$179,330

Weighted average shares outstanding
Basic	187,523	187,424	187,358	187,471	176,508
Diluted	188,949	188,850	188,587	188,853	176,508

Profit (loss) per ordinary share
Basic	$0.14	$0.52	$0.27	$2.45	$(0.63)
Diluted	$0.13	$0.52	$0.27	$2.43	$(0.63)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	December 31,	September 30,	December 31,
	2022	2022	2021
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	111,797	97,467	100,642
Property, plant and equipment	515,983	511,256	554,914
Other non-current financial assets	14,186	3,904	4,091
Deferred tax assets	2,514	158	7,010
Non-current receivables from related parties	1,600	1,462	1,699
Other non-current assets	18,218	17,072	18,734
Non-current restricted cash and cash equivalents	2,133	1,950	2,272
Total non-current assets	696,133	662,971	719,064
Current assets
Inventories	500,080	511,557	289,797
Trade and other receivables	425,474	413,722	381,073
Current receivables from related parties	2,675	2,445	2,841
Current income tax assets	6,046	1,155	7,660
Other current financial assets	3	2	104
Other current assets	30,608	35,581	8,408
Assets and disposal groups classified as held for sale	1,067	—	—
Current restricted cash and cash equivalents	2,875	—	—
Cash and cash equivalents	317,935	234,839	114,391
Total current assets	1,286,763	1,199,301	804,274
Total assets	$1,982,896	$1,862,272	$1,523,338

EQUITY AND LIABILITIES
Equity	$771,143	$700,340	$320,031
Non-current liabilities
Deferred income	17,813	23,130	895
Provisions	44,169	53,487	60,958
Bank borrowings	15,774	2,534	3,670
Lease liabilities	12,942	9,181	9,968
Debt instruments	330,655	330,990	404,938
Other financial liabilities	38,279	34,695	4,549
Other Obligations (1)	37,502	43,009	38,082
Other non-current liabilities (1)	12	—	1,476
Deferred tax liabilities	35,854	34,461	25,145
Total non-current liabilities	533,000	531,487	549,681
Current liabilities
Provisions	145,507	121,826	137,625
Bank borrowings	62,059	68,446	95,297
Lease liabilities	8,929	7,800	8,390
Debt instruments	12,787	5,146	35,359
Other financial liabilities	60,382	56,078	62,464
Payables to related parties	1,790	848	9,545
Trade and other payables	219,666	207,996	206,000
Current income tax liabilities	53,521	70,564	1,775
Other Obligations (1)	9,580	7,171	22,843
Other current liabilities (1)	104,532	84,570	74,328
Total current liabilities	678,753	630,445	653,626
Total equity and liabilities	$1,982,896	$1,862,272	$1,523,338

(1)	In 2021 we disaggregated “Other liabilities” into an additional line to the balance sheet “Other obligations“ to separately present certain contractual obligations whose nature and function differs from other items presented in the “Other liabilities line”, so as to allow a better understanding of the Company´s financial position.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Cash flows from operating activities:
Profit (loss) for the period	$27,727	$98,840	$50,035	$462,414	$(115,374)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	18,259	37,184	(2,789)	158,466	(4,562)
Depreciation and amortization charges, operating allowances and write-downs	20,547	19,719	24,549	81,559	97,328
Net finance expense	13,862	16,630	18,516	55,776	148,936
Exchange differences	(4,048)	1,770	(9,874)	9,997	2,386
Impairment losses	44,000	—	(501)	44,000	(137)
Net loss (gain) due to changes in the value of asset	(209)	(124)	(70)	(349)	(758)
Gain on disposal of non-current assets	(120)	142	(1,036)	459	(1,386)
Share-based compensation	1,941	1,118	1,464	5,836	3,627
Other adjustments	(7)	(85)	(43)	(93)	(62)
Changes in operating assets and liabilities				—	—
(Increase) decrease in inventories	41,566	(129,210)	(11,137)	(220,823)	(60,296)
(Increase) decrease in trade receivables	14,518	60,654	(83,434)	(72,558)	(161,434)
Increase (decrease) in trade payables	(130)	1,656	12,908	30,640	64,382
Other	(23,392)	(40,991)	26,037	(69,782)	29,803
Income taxes paid	(36,455)	(12,481)	(2,918)	(80,524)	(3,794)
Net cash provided (used) by operating activities	118,059	54,822	21,707	405,018	(1,341)
Cash flows from investing activities:
Interest and finance income received	257	1,055	23	1,520	207
Payments due to investments:
Other intangible assets	(918)	(229)	—	(1,147)	—
Property, plant and equipment	(13,891)	(15,303)	(10,480)	(52,153)	(27,597)
Other	—	—	—	6	—
Disposals:					—
Other non-current assets	—	—	1,376	—	1,919
Other	—	—	1,623	—	1,623
Loan to affiliates	(9,909)	—	—	(9,909)	—
Net cash (used) provided by investing activities	(24,461)	(14,477)	(7,458)	(61,683)	(23,848)
Cash flows from financing activities:
Payment for debt and equity issuance costs	(60)	(693)	—	(853)	(43,755)
Proceeds from equity issuance	—	—	—	—	40,000
Proceeds from debt issuance	—	—	—	—	60,000
Repayment of debt instruments	—	(60,000)	—	(84,823)
Increase/(decrease) in bank borrowings:				—	—
Borrowings	168,516	193,644	221,587	908,495	659,083
Payments	(168,230)	(219,415)	(210,902)	(919,932)	(671,467)
Amounts paid due to leases	(4,383)	(2,412)	(2,617)	(11,590)	(11,232)
Proceeds from other financing liabilities	—	—	—	38,298	—
Other amounts received/(paid) due to financing activities	—	(179)	—	678	—
Interest paid	(3,569)	(20,078)	(704)	(60,822)	(22,177)
Net cash (used) provided by financing activities	(7,726)	(109,133)	7,364	(130,549)	10,452
Total net cash flows for the period	85,872	(68,788)	21,613	212,786	(14,737)
Beginning balance of cash and cash equivalents	236,789	306,511	95,043	116,663	131,557
Exchange differences on cash and cash equivalents in foreign currencies	282	(934)	7	(6,506)	(157)
Ending balance of cash and cash equivalents	$322,943	$236,789	$116,663	$322,943	$116,663
Cash from continuing operations	317,935	234,839	114,391	317,935	114,391
Current/Non-current restricted cash and cash equivalents	5,008	1,950	2,272	5,008	2,272
Cash and restricted cash in the statement of financial position	$322,943	$236,789	$116,663	$322,943	$116,663

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Profit (loss) attributable to the parent	$25,345	$97,628	$51,447	$459,462	$(110,624)
Profit (loss) attributable to non-controlling interest	2,382	1,212	(1,412)	2,952	(4,750)
Income tax (benefit) expense	18,259	37,184	(2,789)	158,466	(4,562)
Net finance expense	13,862	16,630	18,516	55,776	148,936
Exchange differences	(4,048)	1,770	(9,874)	9,997	2,386
Depreciation and amortization charges, operating allowances and write-downs	20,547	19,719	24,549	81,559	97,328
EBITDA	76,347	174,143	80,437	768,212	128,714
Impairment	44,000	—	(501)	44,000	(137)
Restructuring and termination costs	—	—	455	9,315	27,368
New strategy implementation	4,442	7,354	5,188	29,032	22,700
Pension Plan buyout	—	—	—	—	685
Subactivity	5,653	3,796	—	9,449	—
Adjusted EBITDA	$130,442	$185,293	$85,579	$860,008	$179,330

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Profit (loss) attributable to the parent	$25,345	$97,628	$51,447	$459,462	$(110,624)
Tax rate adjustment	9,604	11,584	(17,908)	41,616	33,818
Impairment	35,719	—	(341)	35,719	(93)
Restructuring and termination costs	—	—	309	7,562	18,610
New strategy implementation	3,606	5,970	3,528	23,568	15,436
Pension Plan buyout	—	—	—	—	466
Subactivity	4,589	3,082	—	7,671	—
Adjusted profit (loss) attributable to the parent	$78,864	$118,264	$37,035	$575,599	$(42,387)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Diluted profit (loss) per ordinary share	$0.13	$0.52	$0.27	$2.43	$(0.63)
Tax rate adjustment	0.05	0.06	(0.10)	0.22	0.20
Impairment	0.19	—	(0.00)	0.20	(0.00)
Restructuring and termination costs	0.01	0.01	0.00	0.04	0.11
New strategy implementation	0.02	0.03	0.02	0.13	0.09
Subactivity	0.02	0.02	—	0.04	—
Adjusted diluted profit (loss) per ordinary share	$0.42	$0.64	$0.19	$3.07	$(0.23)

Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2022 Results February 23rd, 2023

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 22, 2023 accompanying this presentation, which is incorporated by reference herein.

Q4 and Full Year 2022 Business Review

Continued to strengthen the balance sheet Working Capital improved in Q4, expect more in Q1 & Q2 Total cash increased by $86m Q/Q to $323m Net debt decreased by $57m Q/Q to $137m Expect to be net cash positive in 2023 OPENING REMARKS 4 BUSINESS HIGHLIGHTS $449m SALES 24% Q/Q decrease 46% Y/Y increase $137m NET DEBT 30% decrease Q/Q 66% decrease Y/Y Q4 AND FULL YEAR FINANCIAL HIGHLIGHTS $323m CASH 36% increase Q/Q 177% increase Y/Y Record sales, Adj. EBITDA, net income in 2022 Good quarter performance in spite of low market liquidity and high customer destocking Record 2022 results As a result of favourable pricing, commercial excellence, operational agility and cost discipline 29% ADJ. EBITDA MGN Down 200bps Q/Q Up 1,280bps Y/Y $25m NET INCOME 74% Q/Q decrease 515% Y/Y Increase $130m ADJ. EBITDA 30% Q/Q decrease 380% Y/Y increase $2,598m – 2022 SALES, up 46% Y/Y $860m – ADJ. EBITDA, up 380% Y/Y Continued success with value creation plan Value creation plan cost savings of $190m at end of 2022 On target to reach $225m by Q4-23 Ferroglobe is well positioned to capitalize on: • Onshoring trends that are boosting silicon metal’s criticality and demand in the solar value chain • Inflation reduction act that will drive exponential growth for silicon metal

PRODUCT CATEGORY SNAPSHOT Silicon Metal 5 Volume trends Index pricing trends ($/mt) Sequential quarters Adj. EBITDA evolution ($m) 1,500 3,500 5,500 7,500 9,500 11,500 US CRU spot - import EU CRU spot (5.5.3) • Avg. realized price down 10.8% Q/Q. Market indexes declined 22% in US and 8% in Europe • Volumes decreased 22% Q/Q primarily due to weak demand in chemicals and aluminum in Europe • Energy compensation in France of $31.5m and CO2 compensation of $7.5m provided a benefit, partially offset by higher energy costs of $9.8m and higher raw material of $6.8m • Outlook. Chemicals and aluminum markets are at trough levels, expect improvement in Q2 61,275 67,322 61,713 63,681 56,349 62,988 50,545 39,459 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 Volume trends Index pricing trends ($/mt) Sequential quarters Adj. EBITDA evolution ($m) 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot • Avg. realized selling price declined by 12.9% Q/Q. Market indexes also declined by 34% in US and 20% in EU • Avg. realized price vs. index benefited from a high mix of specialty products, which have higher pricing and margins • Volumes decreased 18.6% Q/Q due to weak demand from shutdowns at steel manufacturers • Energy compensation in France of $8.4m and CO2 compensation of $2.1m provided a benefit, partially offset by higher coal prices in Europe of $2.1m • Outlook. European steel makers have announced the restart of certain blast furnaces that were idled during 2H’22. Seeing increased activity in construction market 61,604 65,222 55,863 60,078 57,594 57,658 48,977 39,847 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 Volume trends Index pricing trends ($/mt) Sequential quarters Adj. EBITDA evolution ($m) 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot • Avg. realized selling prices declined by 7.4% Q/Q. Market indexes also declined Q/Q by 5% in the US and 13% in Europe • Cost was positively impacted by energy compensation in France of $11.2m and CO2 compensation of $2.4m • Outlook. European steel producers have announced the restart of certain blast furnaces that were idled during 2H’22 • Landslide in Gabon is driving up Mn-Ore prices 72,609 68,323 76,454 97,053 75,082 97,007 61,583 61,917 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22

Q4 and FY22 Financial Review

Consolidated Income Statement ($'000) Q4-22 Q3-22 Q4-21 vs Q FY-22 FY-21 Y/Y Sales 448,625 593,218 569,771 (24%) 2,597,916 1,778,908 46% Cost of sales (281,303) (285,210) (371,519) 1% (1,276,817) (1,184,896) (8%) Cost of sales % 63% 48% 65% 6% 49% 67% 17% Other operating incomes 78,414 19,711 39,619 298% 147,356 110,085 34% Staff costs (75,891) (75,689) (72,068) (0%) (314,270) (280,917) (12%) Other operating expense (49,833) (77,954) (87,015) 36% (341,956) (296,809) (15%) Depreciation and amortization (20,547) (19,719) (24,549) (4%) (81,559) (97,328) 16% Impairment loss (gain) (44,000) - - 0% (44,000) 137 (32217%) Operating profit/(loss) before adjustments 55,465 154,357 54,239 (64%) 686,670 29,180 2253% Others 335 67 1,646 400% (17) 2,206 (101%) Operating profit/(loss) 55,800 154,424 55,885 (64%) 686,653 31,386 2088% Net finance expense (13,862) (16,630) (18,516) 17% (55,776) (148,936) 63% FX differences & other gains/losses 4,048 (1,770) 9,874 329% (9,997) (2,386) (319%) Profit (loss) before tax 45,986 136,024 47,245 (66%) 620,880 (119,936) 618% Income tax (18,259) (37,184) 2,789 51% (158,466) 4,562 (3574%) Profit (loss) 27,727 98,840 50,034 (72%) 462,414 (115,374) 501% Profit/(loss) attributable to non-controlling interest (2,382) (1,212) 1,412 (97%) (2,952) 4,750 (162%) Profit (loss) attributable to the parent 25,345 97,628 51,446 (74%) 459,462 (110,624) 515% EBITDA 76,347 174,143 80,434 (56%) 768,212 128,714 497% Adjusted EBITDA 130,441 185,293 85,580 (30%) 860,009 179,330 380% Adjusted EBITDA % 29% 31% 15% 33% 10% INCOME STATEMENT SUMMARY Q4-22 VS. Q3-22 & FY 2022 VS. FY 2021 9 • Despite a decline in volumes and selling prices during Q4, overall profitability remained solid as a result of cost efficiencies from management’s value creation plan and active management of costs through our global asset footprint • Other operating income and Other operating expense includes the mark to market of the 2022 free CO2 emission rights, and a favorable impact from energy compensation in France • The impairment recognized mainly relates to our plants in Spain • Reductions in finance expense are driven by lower debt as a result of the Company´s debt reduction strategy

ADJUSTED EBITDA BRIDGE Q4-22 vs Q3-22 ($m) 10 • Average selling prices across core products decreased by 11.2%: Silicon Metal 10.8%, Silicon-based alloys 12.9% and Mn-based alloys 7.4% • Volumes across core products decreased by 15.5%: Silicon Metal 21.9%, and Si-based alloys 18.6% • Cost had a positive impact, driven by energy compensation in France of $50m (¹) Includes Silica Fume and by-products (not shown in product bridges) (¹) (¹) (¹)

ADJUSTED EBITDA Bridge Full Year 2022 vs. 2021 ($m) 11 • Average selling prices across core products increased 58.9%: Silicon Metal 112.3%, Silicon-based alloys 79.5%, and Mn-based alloys 19.2% • Volumes decreased by 12.6%: Silicon Metal 17.6%, Silicon-based alloys 15.9%, and Mn-based alloys 6.0% • Cost was negatively impacted by high energy prices, increase in raw material prices, partially offset by energy compensation in France (¹) Includes Silica Fume and by-products (not shown in product bridges) (¹) (¹) (¹)

CASH AND DEBT EVOLUTION 12 513 518 500 431 460 397 342 194 194 137 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Gross Debt Net Debt 116 176 307 237 323 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Cash trends ($m) Adjusted gross and net debt ($m) • Projecting a positive net cash position in 2023 • Net debt reduction of $57m was as a result of cash generated in the quarter • Adjusted gross debt increased by $29 million driven by coupon accrual and tax incentives related to the in Selma, AL plant

CASH FLOW SUMMARY 13 Q1´22, Q2´22 and Q3´22 restated (1) Free cash flow is calculated as operating cash flow plus investing cash flow • Extraordinary cash generation in Q4, driven by working capital release • Free cashflow of $94m in Q4 • Non-cash items includes mainly the mark-to-market earn-out provision for the Mn-alloys segment and impairments ($’000) FY2022 Q4-22 Q3-22 Q2-22 Q1-22 Q4-21 EBITDA 768,212 76,347 174,143 285,483 232,239 80,434 Non-cash items 5,995 22,849 (20,050) 1,072 2,124 (6,477) Changes in Working Capital (288,665) 55,318 (86,790) (89,345) (167,848) (55,626) Changes in Accounts Receivables (72,558) 14,518 60,654 (25,963) (121,767) (83,434) Changes in Accounts Payable 30,640 (130) 1,656 (10,959) 40,073 12,908 Changes in Inventory (220,823) 41,566 (129,210) (59,568) (73,611) (11,137) CO2 and Others (25,924) (636) (19,890) 7,145 (12,543) 26,037 Less Cash Tax Payments (80,524) (36,455) (12,481) (30,901) (687) (2,918) Operating cash flow 405,018 118,059 54,822 166,309 65,828 15,413 Cash-flow from Investing Activities (61,683) (24,461) (14,477) (13,959) (8,785) (7,458) Cash-flow from Financing Activities (130,549) (7,726) (109,133) (16,005) 2,315 7,364 Bank Borrowings 908,495 168,516 193,644 302,171 244,164 221,587 Bank Payments (919,932) (168,230) (219,415) (294,424) (237,863) (210,902) Amount paid due to leases (11,590) (4,383) (2,412) (2,277) (2,518) (2,617) Other amounts paid due to financing activities 678 - (179) 881 (24) - Proceeds from other financing liabilities 38,298 - - - 38,298 Payment of debt issuance costs (853) (60) (693) (100) - - Proceeds from equity issuance - - - - - - Repayment of debt instruments (84,823) - (60,000) (19,880) (4,943) - Interest Paid (60,822) (3,569) (20,078) (2,376) (34,799) (704) Net cash flow 212,786 85,872 (68,788) 136,345 59,358 21,613 Total cash * (Beginning Bal.) 116,663 236,789 306,511 176,022 116,663 95,043 Exchange differences on cash and cash equivalents in foreign currencies (6,506) 282 (934) (5,856) 1 7 Total cash * (Ending Bal.) 322,943 322,943 236,789 306,511 176,022 116,663 Free cash flow (1) 343,335 93,598 40,345 152,350 57,043 7,955

FINANCING UPDATE SUBSEQUENT EVENTS 14 Further reducing our gross debt • Partial repayment of $18m of a Spanish Government loan in February-23 • The Ministry of Industry has confirmed that full repayment is no longer required. A new amortization calendar is expected to be received soon from the Ministry • Evaluating other options to deleverage • Projecting a positive net cash balance in 2023

Corporate Updateb

GENERAL CORPORATE UPDATE 16 Ferroglobe’s development of Silicon metal for advanced applications provides significant opportunities for growth • Ferroglobe's global footprint and leading silicon metal position enables it to capitalize on the onshoring of the solar value chain • Key milestone reached in the production and commercialization of high-purity silicon metal for advanced applications, including the battery market • We are ramping up industrial production of 99.9% (3N) and 99.99% (4N) at Montricher and Puertollano plants 3 2 Global flexible asset footprint to manage energy volatility, serving local markets. • Expand capacity with very low capital intensity to capitalize on the growing demand for silicon metal. • Successfully added 22k tons at Selma, AL plant in 2022 • In the process of adding 55k tons at Polokwane, S. Africa plant o Restart of first furnace in November was successful o Restart of second furnace completed in January 2023 1 Continued progress on our ESG initiatives • In 2022 we successfully published our first ESG Report demonstrating our commitment to improving our environmental performance and our contribution to the green transition • Plan includes improved efficiencies, biocarbon developments, increased renewable energy consumption 2023 GUIDANCE MANAGEMENT PROJECTS 2023 EBITDA RANGE OF $270-300m

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 19 22 34 86 86 241 303 185 130 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Adjusted EBITDA Quarterly Sales $ millions Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Silicon Metal 140 158 152 187 313 356 264 184 Silicon Alloys 104 119 111 166 212 236 179 127 Mn Alloys 85 97 121 167 144 193 97 91 Other Business 33 45 43 50 46 56 53 47 Total Revenue 361 419 429 570 715 841 593 449

ADJUSTED GROSS DEBT As of December 31, 2022 20 Notes: 1. Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption 2. LBP and Bankinter Factoring excluded for comparison purposes 3. Other bank loans relates to COVID-19 relief loan received in France guaranteed by the French Government 4. Other government loans include primarily COVID-19 relief loan received in Canada from the Government for $5.0 million 5. SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic 6. NMTC program is a federal tax credit to help economically distressed communities attract private capital. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected and low-income communities ($´000) Current Non-current Total balance sheet Less operating leases1 Less LBP Factoring2 Less Bankinter Factoring2 Gross debt Bank borrowings 61,159 16,674 77,833 - (55,986) (4,990) 16,857 Lease liabilities 8,929 12,942 21,871 (21,211) - - 660 Debt instruments 12,787 330,655 343,442 - - - 343,442 Other financial liabilities 61,303 37,358 98,661 - - - 98,661 Total 145,078 396,729 541,807 (21,211) (55,986) (4,990) 459,620 ($´000) Gross debt Nominal Bank borrowings: PGE (3) 3,537 3,819 NMTC (6) 13,320 13,320 16,857 17,139 Finance leases: Other finance leases 660 660 660 660 Debt instruments: Reinstated Senior Notes 349,703 345,057 Accrued coupon interest 13,531 13,531 Repurchase Bond (19,048) (19,048) Accrued coupon interest Repurchase Bond (744) (744) 343,442 338,796 Other financial liabilities: Reindus loan 58,651 58,651 SEPI (5) 34,675 34,675 Canada an others loans (4) 5,335 5,335 98,661 98,661 Total 459,620 455,256

THANK YOU www.ferroglobe.com 21